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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]


                   VIVENDI UNIVERSAL'S FINANCING STRENGTHENED

Paris and New York, October 15, 2002 - Vivendi Universal Entertainment (VUE), a subsidiary of Vivendi Universal (VU) [NYSE: V; Paris Bourse: EX FP] has received commitments from its existing lenders, JPMorgan Chase Bank and Bank of America, N.A., to extend its $1.62 billion credit facility from November 1, 2002, to June 30, 2003, subject to customary closing conditions.

With this extension (and the waivers noted below), VU has met the last significant requirement for drawing down its new Euro 3 billion credit facility, which is scheduled to close November 1, 2002.

The original short-term credit facility was set in place by VUE in May 2002 as part of VU's acquisition of the entertainment assets of USA Networks Inc.

During the extended term, VUE intends to replace the facility with permanent financing. To the extent that VUE attains a certain level of permanent refinancing by June 30, 2003, the maturity of the remaining balance under the credit agreement may be extended until September 30, 2003.

Separately, VU has obtained waivers from the financial institutions participating in the existing loans of Euro 3 billion (95% acceptance rate) and Euro 850 million (89% acceptance rate) and bilateral credit lines, enabling the new Euro 3 billion facility to be set up.

Important Disclaimer
--------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the transaction will not be realized in the timing or manner described above; that the closing conditions will not be met within the expected period; that Vivendi Universal will be unable to obtain replacement permanent financing upon acceptable terms afterwards; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, updates or to revise forward-looking statements.
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CONTACTS:
Media
Paris                       New York
Antoine Lefort              Anita Larsen
+33 1 71 71 11 80           +(1) 212.572.1118
Alain Delrieu               Mia Carbonell
+33 (1).71.71.1086          +(1) 212.572.7556